[THOMSON REUTERS LETTERHEAD]

July 23, 2013

VIA EDGAR/CORRESPONDENCE

Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Thomson Reuters Corporation
Form 40-F for the Fiscal Year Ended December 31, 2012
Filed March 11, 2013
File No. 001-31349

Dear Ms. Shenk:

We have received your comment letter dated July 10, 2013 related to the above-mentioned filing of Thomson Reuters Corporation.  With respect to the items in that letter, we are providing the following responses.  To assist your review, we have included the text of the comments below in italics.

Form 40-F for Fiscal Year Ended December 31, 2012

Exhibit 99.1

Management's  Discussion  and  Analysis

Financial Position, page 49

1.	You state that the carrying amounts of your total current liabilities exceeded the carrying amounts of your total current assets principally because current liabilities include deferred revenue. It appears the working capital deficiency is due to the use of the cash received from the deferred revenues for other investing and financing purposes. Please revise your disclosure accordingly or advise.

Company response:

In future filings, beginning with our second quarter 2013 Management's Discussion and Analysis, we will revise and supplement our existing disclosure to clarify that our working capital deficiency is typical of our business model, but is not indicative of a liquidity issue. Specifically, we plan to further emphasize and clarify that:

•	Thomson Reuters derives a majority of its revenues from the sale of information and services delivered electronically on a subscription basis, for which many customers pay in advance.
•	For accounting purposes, these advance payments must be deferred and recognized as revenues over the term of the subscription. However, the cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. As such, we typically reflect a working capital deficiency in our balance sheet.
•	In the ordinary course of our business, deferred revenue does not represent a cash liability, but rather an obligation to perform services or deliver products. Accordingly, our working capital deficiency does not indicate a liquidity issue, but rather an outcome of the required accounting for our business model.

A significant balance of deferred revenue is typical of our business model.  However, despite the working capital deficiency that results from this dynamic, our business model has been highly cash generative and our liquidity position has been strong.

 In 2012, we generated $2.7 billion of net cash from our operating activities after funding our operating expenses, which are primarily comprised of staff costs, as well as interest, taxes and other expenses.  We used cash provided by our operating cash flows and proceeds from disposals of businesses to fund our investing and financing activities, including capital expenditures, acquisitions of businesses and dividends to shareholders.  After our operating, investing and financing activities, we recorded a net increase in cash and cash equivalents of $879 million and total cash and cash equivalents of $1.3 billion at December 31, 2012. Our cash balance fluctuates, often reflecting our investing activities.  However, we note by comparison that we reported cash and cash equivalents of $422 million at December 31, 2011 and $423 million at March 31, 2013, demonstrating our strong liquidity position.

Appendix E

Critical Accounting Estimates and Judgments, page 72

2.	You disclose on the bottom of page 73 that the fair value of the Financial & Risk CGU exceeded its carrying value by 6%. In regard to this CGU, you disclose elsewhere in your filing (i) about restarting its growth, (ii) a 2013 outlook of net negative sales, (iii) that revenues grew 1% in 2012 from 2011, and (iv) that the approximately $100 million in expected costs to reduce your workforce will be predominantly within Financial & Risk. Given the preceding, please consider expanding your disclosure to address the actual discount, tax, perpetual growth and annual free cash flow rates that you have recently experienced applicable to the Financial & Risk CGU to give investors a relative perspective in regard to achieving the assumed rates and the potential for reduction in the fair value.

Company response:

We believe our continuous disclosures provide investors with meaningful information regarding our Financial & Risk CGU's actual performance, outlook and material trends.   We plan to continue providing such disclosures in our future filings.  After considering the Staff's comment, we believe that expanding our existing disclosures to address actual discount, tax, perpetual growth, and free cash flow rates that we have recently experienced would not be helpful to investors as such disclosures would not be consistent with the methodology used to determine the fair value of the Financial & Risk CGU in our annual assessment of goodwill.  Specifically:

•	Discount rate – As we disclosed on page 73 of our 2012 Form 40-F, the discount rate used to calculate the present value of our projected cash flows represented a weighted average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. As the WACC is not specific to Thomson Reuters or to Financial & Risk, we believe that it would not be helpful to calculate and disclose an actual WACC that is derived from the Company's actual business results, as it would not be consistent with the methodology used to determine the fair value of the Financial & Risk CGU in our annual assessment of goodwill.

•	Tax rate – As disclosed on page 73 of our 2012 Form 40-F, the tax rate applied to the projections was based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information. Similar to the WACC, the tax rate assumption is not specific to Thomson Reuters or to Financial & Risk. Therefore, we believe it would not be helpful to calculate and disclose an actual tax rate derived from Financial & Risk's business results, as it would not be consistent with the methodology used to determine the fair value of the Financial & Risk CGU in our annual assessment of goodwill.

•	Perpetual growth rate – The perpetual growth rate assumption reflects expectations over the long-term and specifically beyond the five year discrete forecasting period. By its nature, there is no corresponding actual result. The assumption considers past experience, long-term economic trends such as GDP growth and inflation as well as long-term industry and market trends. Given the long-term nature of this assumption, we believe it is most useful to reassess it annually in conjunction with our annual assessment of goodwill, or sooner if events and circumstances suggest that an impairment test is required.

•	Annual free cash flow rates – As disclosed on page 74 of our 2012 Form 40-F, the discounted cash flow valuation for the Financial & Risk CGU assumes free cash flow will grow at a compounded annual rate of 5.1% from 2012 to 2017. The pre-tax cash flows associated with this assumption were derived from our internal forecasting and planning process. We believe that the comparison of actual free cash flow rates for the Financial & Risk CGU in a current period with the long-term compound annual growth rate assumption would not be helpful to an investor. Further, as described above, the tax assumption incorporated into the free cash flow assumptions was derived from comparable company analysis. We do not compute an actual tax expense for Financial & Risk, as we manage our taxes on a legal entity rather than on a CGU basis. In addition, a tax rate based specifically on Thomson Reuters' actual tax position would not be consistent with the methodology used to determine the fair value of the Financial & Risk CGU in our annual assessment of goodwill.

As the Staff is aware, we are required under IFRS to test our goodwill and indefinite lived intangible assets for impairment on an annual basis, or more often if events or changes in circumstances indicate that impairment may have occurred.  We will update our assumptions based on comparable company data, as well as our long term growth assumptions, in conjunction with our impairment tests.

Form 6-K Filed on May 2, 2013

Exhibit 99.1- Management's  Discussion  and  Analysis

Consolidated Results- Tax (expense) benefit, page 7

3.	In the three months ended March 31, 2013, you recorded a $235 million tax charge in conjunction with the further consolidation of the ownership and management of your technology and content assets. Please explain to us in detail the associated facts and circumstances and why taxes were impacted to this extent.

Company response:

In the first quarter of 2013, one of our wholly owned U.S. subsidiaries sold certain technology and content assets to one of our wholly owned non-U.S. subsidiaries for a $700 million interest-bearing note that is payable over seven years.  The $700 million sale price represents the fair market value of the assets. The book value of the assets sold was $65 million, which produced a gain of $635 million for the U.S. subsidiary.  The gain is taxable in the U.S. at a rate of 37%, or $235 million. In accordance with IAS 12, we recorded a tax charge of $235 million in the three month period ended March 31, 2013 and an offsetting deferred tax liability, as the U.S. tax will be payable over the term of the note as principal is repaid.  The transaction did not generate an offsetting deferred tax asset outside of the U.S. because the acquired tax basis is not deductible by the non-U.S. subsidiary.

*   *   *

As requested by the Commission, Thomson Reuters acknowledges that:

•	Thomson Reuters is responsible for the adequacy and accuracy of the disclosures in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Thomson Reuters may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (203) 539-8448 if you have any questions or require any additional information with respect to the foregoing.

Sincerely,

/s/ Linda J. Walker

Linda J. Walker
Senior Vice President & Chief Accounting Officer

cc:	Jim Smith, President & Chief Executive Officer
Stephane Bello, Executive Vice President & Chief Financial Officer
Deirdre Stanley, Executive Vice President & General Counsel
Marc Gold, Senior Vice President & Associate General Counsel, Corporate & Securities
Thomson Reuters Audit Committee
Joseph Tort, PricewaterhouseCoopers LLP
John Pope, PricewaterhouseCoopers LLP
Andrew J. Beck, Torys LLP